SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                   FORM 6-K

                       Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         FOR THE MONTH OF AUGUST, 2004
                        COMMISSION FILE NUMBER 1-15194

                            ----------------------

                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact name of registrant as specified in its charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's name into English)

                RUA DR. RENATO PAES DE BARROS, 1017 - 4TH FLOOR
                            04530-000 SAO PAULO, SP
                         FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X    Form 40-F
                              -------           -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes          No    X
                              -------     -------



Contents: Summary of Second Quarter 2004 Interim Financial Information.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration File No. 333-117277), as amended, filed by Companhia Brasileira de Bebidas and Companhia de Bebidas das Americas - AmBev under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Companhia Brasileira de Bebidas and Companhia de Bebidas das Americas - AmBev under the Securities Act of 1933 or the Securities Exchange Act of 1934.

                          FORWARD-LOOKING STATEMENTS

Statements contained in this document may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this document that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

     SECOND QUARTER ENDED JUNE 30, 2004 COMPARED WITH SECOND QUARTER ENDED
                                 JUNE 30, 2003

     The following table sets forth the consolidated financial highlights of AmBev for the quarters ended June 30, 2004 and 2003:



                                                                                     CONSOLIDATED FINANCIAL HIGHLIGHTS
                                                                            ------------------------------------------------------
                                                                              2Q04                   2Q03               % CHANGE
                                                                            --------               --------            -----------
Brazilian GAAP                                                                   (R$ in millions, except volume amounts,
                                                                                    percentages and per share amounts)

Sales volume-000 hectoliters(1)...............                                19,788                 19,357                  2.2
Net sales.....................................                               2,181.7                1,867.8                 16.8
Net revenue per hectoliter-R$/hl..............                                 110.3                   96.5                 14.3
Cost of sales.................................                                (933.6)                (982.3)                (5.0)
Gross profit..................................                               1,248.1                  885.5                 41.0
    GROSS MARGIN (%)..........................                                  57.2%                  47.4%
Selling, general and administrative expenses
    Selling and marketing  expenses...........                                (270.1)                (167.6)                61.1
    Direct distribution expenses..............                                (195.7)                (147.5)                32.7
    General and administrative expenses, including
    directors' fees...........................                                (127.6)                (103.3)                23.6
    Depreciation and amortization(2)..........                                (124.1)                (101.8)                21.8
                                                                              (717.5)                (520.2)                37.9
                                                                               530.6                  365.2                 45.3
Provisions for contingencies..................                                 (19.8)                 (26.8)               (26.2)
Other operating income, net...................                                  19.7                 (153.1)                   -
Equity in results of affiliates...............                                   1.2                    0.3                311.2
Net financial expenses........................                                (201.3)                  24.9                    -
Operating income(3) ..........................                                 330.5                  210.6                 57.0
    OPERATING MARGIN (%)......................                                  15.1%                  11.3%
Net income....................................                                 265.1                  128.5                106.3
    NET MARGIN                                                                  12.1%                   6.9%
EARNINGS PER SHARE - R$/000 SHARES(4).........                                   7.22                   3.38               113.7

Amounts may not add due to rounding.
(1) Total beverage sales volume combines AmBev's own beverage volume with 2.1 million hl and 1.6 million hl of Quinsa's beverage volume for the quarters ended June 30, 2004 and 2003 respectively (reflecting AmBev's average ownership interest in Quinsa as at those quarters - 50.98% and 40.85% respectively).
(2) Does not include depreciation recorded on production assets, which is recorded within cost of sales, nor amortization of goodwill, which is included in Other operating income, net.
(3)    Under Brazilian GAAP, operating income includes net financial expense.
(4)    Calculated based on year-end number of shares, excluding treasury shares.


MARGIN ANALYSIS

       The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the quarters ended June 30, 2004 and 2003:

                                                                   QUARTER ENDED JUNE 30,
                                                                 --------------------------
                                                                    2004           2003
                                                                 -----------    -----------
                                                                     (%)            (%)
Net sales......................................................     100.0         100.0
Cost of sales..................................................     (42.8)        (52.6)
Gross profit...................................................      57.2          47.4
Selling and marketing expenses.................................     (12.4)         (9.0)
Direct distribution expenses...................................      (9.0)         (7.9)
General and administrative expenses, including
  directors' Fees..............................................      (5.8)         (5.5)
Depreciation and amortization(1)...............................      (5.7)         (5.5)
Provision for contingencies....................................      (0.9)         (1.4)
Other operating income, net....................................       0.9          (8.2)
Net financial expenses.........................................      (9.2)          1.3

Operating income(2)............................................      15.1          11.3
____________
(1)Excludes depreciation and amortization related to cost of sales.
(2)Under Brazilian GAAP, operating income includes net financial expense.


FINANCIAL HIGHLIGHTS BY BUSINESS SEGMENT

     The following table sets forth certain financial highlights by business segment for the quarters ended June 30, 2004 and 2003:


                                                               QUARTER ENDED JUNE 30,
                                   ----------------------------------------------------------------------------
                                                 2004                                    2003
                                   ----------------------------------------------------------------------------
                                                        INTERNATIONAL                            INTERNATIONAL
                                   AMBEV BRAZIL          OPERATIONS          AMBEV BRAZIL         OPERATIONS
                                   --------------    ------------------    ----------------  ------------------
Net sales..........................   1,785.5              396.3              1,678.7              189.1
Cost of sales......................    (733.4)            (200.2)              (871.9)            (110.4)
Gross profit.......................   1,052.1              196.0                806.9               78.6
Selling, general and administrative    (579.5)            (138.0)              (437.5)             (82.7)
  expenses.........................


     NET SALES

     Net sales increased by 16.8% for the quarter ended June 30, 2004 to R$2,181.7 million from R$1,867.8 million in the same period in 2003. The expansion of our operations into new international markets as well as our greater ownership interest in Quinsa, averaging 50.98% in the second quarter 2004 versus 40.85% in the same quarter last year, were the main reasons for the increase.

     BRAZILIAN OPERATIONS

     Net sales from our Brazilian Operations increased by 6.4% for the quarter ended June 30, 2004 to R$1,785.5 million from R$1,678.7 million in the same period in 2003. Net sales of the Brazilian Operations benefited from the growth of the beer and soft drinks segments, but were partially offset by the retraction in revenues from our NANC and Other Products segments. Despite the drop in beer and soft drinks volumes, the increase in net sales per hectoliter of 16.5% and 10.6%, respectively, compensated for the industry's weak performance. Net sales per hectoliter for Brazilian Operations were R$110.0 in the quarter, an increase of 14.4% over the same period in 2003. This result reflects the price alignment carried out last year through our entire portfolio and the price alignment implemented in the previous quarter with respect to soft drinks, as well as our revenue management initiatives, evidenced primarily by: (i) greater volume sold throughout our direct distribution network, which accounted for 41.7% of the total volume of the Brazilian Operations, versus 34.6% in the second quarter of 2003; (ii) greater presence of super- premium brands in the total volume of beer sold in the quarter (6.6% versus 5.9% in the second quarter of 2003); and (iii) our adherence to our "right fews" strategy for the soft drinks and NANC segments. Tax increases at both the federal and state level, the shift of packaging mix towards returnable presentations (more evident in the beer segment) and the increase in soft drinks' contribution in the total sales mix partially offset our efforts to increase net sales per hectoliter.

     BEER BRAZIL. Net sales of beer in Brazil increased by 7.9% for the quarter ended June 30, 2004 to R$1,425.9 million from R$1,321.3 million in the same period in 2003. The 16.5% increase in net sales per hectoliter, R$117.4 compared to R$100.8 in the second quarter of 2003, more than offset the decrease in volume sold. The combination of the June/July 2003 price alignment, the 19.5% increase in volume commercialized through AmBev's direct distribution network (38.3% of total volume sold versus 29.7% recorded in the second quarter of 2003) and the larger participation of super-premium brands in our beer portfolio (6.6% in the second quarter of 2004 versus 5.9% in the second quarter of 2003) were the main drivers behind the increase in net sales per hectoliter. The greater presence of returnables in AmBev's sales mix (72.5% in the the second quarter of 2004 versus 71.5% in the second quarter of 2003), which, despite having a lower net sales per hectoliter, have a higher gross margin than non-returnable presentations, and the realignment of the reference price for the ICMS taxation in several states had a negative impact on net sales per hectoliter.

     CSD&NANC. Net sales increased by 4.7% for the quarter ended June 30, 2004 to R$315.4 million from R$301.2 million in the same period in 2003. In the carbonated soft drink division (CSD), net sales increased by 7.1% for the quarter ended June 30, 2004 to R$293.6 million from R$274.1 million in the same period in 2003, primarily as a result of the 10.6% increase in net sales per hectoliter, which was R$74.3, and more than compensated for the shortfall in volume sold. The positive impact of the change in brand mix (AmBev's core portfolio represents 85.2% of total volume sold compared to 84.7% in the second quarter of 2003), the increase of volume sold through our direct distribution network as a percentage of total volume (51.6% in the second quarter of 2004 versus 48.3% in the second quarter of 2003) and price initiatives were partially offset by higher federal and state taxes and by the increased proportion of PET bottles in our packaging mix. PET bottles accounted for 70.9% of total soft drinks volume in the quarter, 110 basis points over the same period in 2003.

     In the non-alcoholic and non-carbonated beverage division (NANC), net sales decreased by 19.6% for the quarter ended June 30, 2004 to R$21.8 million from R$27.1 million in the same period in 2003. As a result of our decision to discontinue selling our line of mineral water - Fratelli Vita - in some areas during the fourth quarter last year, our total NANC volumes decreased by over 49% this quarter. We made this decision primarily because of the lower profitability of this product as a consequence of high shipping and handling costs, since Fratelli Vita is only produced in two plants.

     OTHER PRODUCTS. Net sales decreased by 21.4% for the quarter ended June 30, 2004 to R$44.2 million from R$56.3 million in the same period in 2003, primarily as a result of lower malt and by-products volumes sold to third parties.

     INTERNATIONAL OPERATIONS
     ------------------------

     Net sales increased by 109.6% for the quarter ended June 30, 2004 to R$396.3 million from R$189.1 million in the same period in 2003, primarily as a consequence of AmBev's strategy to use a combination of strategic alliances, acquisitions and greenfield projects throughout the Americas in order to consolidate its position in attractive markets, enhancing shareholder value and preserving its strong credit profile. On January 31, 2003, we completed the acquisition of our interest in Quinsa, initially obtaining an economic interest of 40.475%. During the course of 2003, we acquired an additional 12.0 million Quinsa Class B shares through open market purchases, increasing our economic interest in Quinsa to over 50% by the end of the quarter ended June 30, 2004. In the quarter, Quinsa contributed net sales of R$219.5 million, or 55.4% of our International Operations' net sales.

     COST OF SALES

     Total cost of sales decreased by 5.0% for the quarter ended June 30, 2004 to R$933.6 million from R$982.3 million in the same period in 2003.

     As a percentage of our net sales, total cost of sales decreased to 47.2% in the second quarter of 2004 from 50.7% in second quarter of 2003.

     The following table sets forth a breakdown of total costs of sales and cost of sales per hectoliter:

                                                      COST BREAKDOWN
                                    ---------------------------------------------------
                                                                                  %
                                      2Q04        2Q03      2Q04       2Q03      Change
                                    --------    --------  --------   --------  --------
                                      (R$ in millions)           R$/hl          (%)
BRAZILIAN OPERATIONS
Raw material.....................     205.6      252.3  |    12.7      14.5      (12.4)
Packaging........................     311.8      363.7  |    19.2      20.8       (7.8)
Labor............................      48.0       47.3  |     3.0       2.7        9.1
Depreciation.....................      55.7       67.9  |     3.4       3.9      (11.7)
Other............................     112.3      140.7  |     6.9       8.1      (14.2)
TOTAL BRAZILIAN COST OF SALES....     733.4      871.9  |    45.2      49.9       (9.5)
International Operations.........     200.2      110.4  |    56.4      58.1       (3.1)
TOTAL COST OF SALES..............     933.6      982.3  |    47.2      50.7       (7.0)
________________
Amounts may not add due to rounding.


     BRAZILIAN OPERATIONS

     Total cost of sales for our Brazilian Operations decreased by 15.9% for the quarter ended June 30, 2004 to R$733.4 million from R$871.9 million in the same period in 2003.

     On a per hectoliter basis, our Brazilian Operations' cost of sales decreased by 9.6% for the quarter ended June 30, 2004 to R$45.2/hl from R$49.9/hl in the same period in 2003. The main factors that impacted the cost of sales/hl positively were: (i) lower implicit foreign exchange rate, including the hedge impact (R$3.01/US$ versus R$3.31/US$ in 2Q03); (ii) lower adjuncts and sugar prices in the international market; and (iii) larger participation of returnable presentations in the beer and soft drinks sales mix. These benefits, however, were partially offset by an increase in the international price for aluminum and PET resin, as well as lower volumes of beer and soft drinks sold, negatively impacting the dilution of fixed costs.

     BEER BRAZIL. Cost of sales for our Brazilian Beer Operations decreased by 14.5% for the quarter ended June 30, 2004 to R$531.7 million from R$621.9 million in the same period in 2003, primarily as a result of the lower implicit foreign exchange rate prevailing in the quarter, including the hedge impact (R$3.01/US$ compared to R$3.31/US$ in 2Q03), as well as more favorable international prices for adjuncts and sugar, and the greater presence of returnable presentations. Lower dilution of fixed costs per hectoliter due to lower volume sold and the higher international prices for aluminum had a negative impact on the cost of sales per hectoliter.

     CSD&NANC. Cost of sales for our Brazilian CSD&NANC Operations decreased by 15.4% for the quarter ended June 30, 2004 to R$180.2 million from R$213.0 million in the same period in 2003. On a per hectoliter basis, cost of sales decreased 10.0% for the quarter ended June 30, 2004 to R$44.1/hl from R$49.0/hl in the same period in 2003. This result reflects not only the lower implicit foreign exchange rate prevailing in the quarter, including the hedge impact (R$3.01/US$ versus R$3.31/US$ in 2Q03), but also lower costs for raw materials and a lower cost packaging mix. On the raw material front, lower sugar prices in the international market had a positive effect. In packaging, the shift in the packaging mix towards PET bottles in the quarter more than offset the negative impact of higher aluminum and PET resin prices. This shift, however, is not beneficial for AmBev, since PET bottles have lower contribution margins.

    INTERNATIONAL OPERATIONS
    ------------------------

     Cost of sales for our International Operations increased by 81.3% for the quarter ended June 30, 2004 to R$200.2 million from R$110.4 million in the same period in 2003, primarily reflecting the expansion of those operations during 2003. On a per hectoliter basis, cost of sales for our International Operations decreased by 3.1% for the quarter ended June 30, 2004 to R$56.4/hl from R$58.1/hl in the same period in 2003, mainly reflecting the synergies realized in connection with the transfer to Quinsa of our assets in Argentina, Paraguay and Uruguay and improvements in the general economic situation in Argentina during 2003.

     GROSS PROFIT

     Gross profit increased by 41.0% for the quarter ended June 30, 2004 to R$1,248.1 million from R$885.5 million in the same period in 2003. Gross margin increased to 63.1% in the second quarter of 2004 from 45.7% in the same period of 2003.

     SELLING AND MARKETING EXPENSES

     Selling and marketing expenses increased by 61.1% for the quarter ended June 30, 2004 to R$270.1 million from R$167.6 million for the same period in 2003. Selling and marketing expenses for the Brazilian Operations increased 65.9% over the second quarter of 2003, reaching R$202.8 million in the quarter. The increase in these expenses is related not only to advertisement campaigns for the beer segment, but also to the enhancement of our sales force and constant improvements in POS execution. As a result of such investments, we continued to recover market share in the beer market, achieving 66.3% in June.

     Selling and marketing expenses for International Operations were 48.3% higher compared to the second quarter 2003. This increase was primarily a result of our higher economic stake in Quinsa's operations, as well as our new international operations, namely Guatemala, Peru, Ecuador and the Dominican Republic.

     DIRECT DISTRIBUTION EXPENSES

     Direct distribution expenses include product delivery charges and delivery personnel required to distribute our products. Direct distribution expenses increased by 32.7% for the quarter ended June 30, 2004 to R$195.7 million from R$147.5 million in the same period in 2003. Reflecting our strategy to increase the percentage of volumes of our Brazilian Operations sold through our direct distribution network, volumes sold directly represented 41.7% of total volume sold in the second quarter of 2004, compared to 34.6% in same period last year.

     On a per hectoliter basis, Brazilian Operations' direct distribution expenses increased 13.4% for the quarter ended June 30, 2004 to R$25.7/hl from R$22.7/hl for the same period in 2003. The increase in the distribution cost per hectoliter compared to the second quarter of 2003 was primarily a consequence of higher fixed costs associated with the incorporation of new direct distribution centers, as well as the higher volumes sold to bars, restaurants and small retailers served by our own distribution system.

     Direct distribution expenses related to International Operations totaled R$21.4 million, more than twice the amount recorded in the second quarter of 2003. The launch of direct distribution operations in Peru and the 44.2% increase in direct sales in Venezuela were the most important factors impacting direct distribution expenses for our International Operations.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased by 23.6% for the quarter ended June 30, 2004 to R$127.6 million from R$103.3 million in the same period in 2003. General and administrative expenses for the Brazilian Operations totaled R$95.3 million in the second quarter of 2004, 6.6% above the R$89.4 million reported in the same quarter last year.

     General and administrative expenses for International Operations amounted to R$32.2 million in the quarter, 133.3% higher compared to the same quarter of 2003. The higher economic stake in Quinsa as well as the start-up of several new international operations were the main factors contributing to this increase.

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization increased by 21.8% for the quarter ended June 30, 2004 to R$124.1 million from R$101.8 million in the same period in 2003. Depreciation and amortization for the Brazilian Operations totaled R$107.0 million, 20.7% higher than in the second quarter of 2003. The increase is primarily the result of the expansion of our direct distribution network and the increase in the number of sub-zero coolers installed.

     Depreciation expenses for International Operations in the quarter ended June 30, 2004 were 29.4% above the same period last year, amounting to R$17.1 million.

     PROVISIONS FOR CONTINGENCIES

     Net provisions for contingencies charged to the statement of operations amounted to R$19.8 million for the quarter ended June 30, 2004, compared to R$26.8 million charged in the same period in 2003. This amount is primarily comprised of R$11.8 million related to labor provisions.

     OTHER OPERATING INCOME (EXPENSE), NET

     AmBev's consolidated Other operating income, net amounted to R$19.7 million in the quarter. Brazilian Operations contributed net operating income of R$51.4 million, comprised mainly of a (i) R$97.1 million gain related to the impact of the devaluation of the Real on AmBev's investments in its International Operations; (ii) R$33.1 million gain related to certain tax incentives realized by some of AmBev's subsidiaries (mainly CBB); (iii) R$54.3 million loss mainly related to the goodwill amortization from CBB and Quinsa; and (iv) R$27.5 million loss related to other income being subject to PIS/Cofins.

     Other operating income, net from International Operations was R$31.7 million for the quarter, nearly all of which was related to Quinsa.

     NET FINANCIAL INCOME (EXPENSES)

     Our financial income consists of realized and unrealized gains from financial instruments, foreign exchange gains (losses) on investments, financial income on cash equivalents and others. Our financial expenses consist of foreign exchange gains (losses) on loans, realized and unrealized losses from financial instruments, interests and charges on loans, taxes on financial transactions, interest on contingencies and others.

     We enter into hedging transactions to address AmBev's Brazilian foreign currency debt exposure, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. As a result of Brazilian accounting requirements, volatility in the Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

     Financial income for the quarter ended June 30, 2004 was R$330.2 million, compared to a loss of R$28.6 million in the same period in 2003.

     Financial expenses for the quarter ended June 30, 2004 were R$531.6 million, compared to a gain of R$53.6 million in the same period in 2003.

     OPERATING INCOME

     Operating income increased by 57.0% for the quarter ended June 30, 2004 to R$330.5 million from R$210.6 million in the same period in 2003. The increase in operating income was attributable primarily to the higher gross profit generated both in the Brazilian and International Operations.

     NON-OPERATING INCOME (EXPENSE), NET

     During the second quarter of 2004, consolidated non-operating expenses totaled R$26.2 million, of which R$24.9 million came from the Brazilian Operations, and R$1.3 million from the International Operations. Non-operating expenses related to the Brazilian Operations were mainly comprised of a R$16.9 million loss from the net effect of Quinsa's share buy-back program, which, despite increasing AmBev's stake in Quinsa, has a negative effect on Quinsa's shareholders equity as Quinsa's shares are trading above book value; and R$7.3 million related to losses in the sale of fixed assets.

     INCOME TAX BENEFIT (EXPENSE)

     The consolidated amount provisioned for income tax and social contribution during the second quarter of 2004 was R$11.9 million. At the nominal tax rate of 34%, the second quarter income tax provision would have amounted to R$95.0 million. The provision for income tax and social contribution was positively affected by: (i) non-taxable earnings from subsidiaries abroad; (ii) the provision for interest on own capital (R$33.4 million); and (iii) gains and fiscal benefits from subsidiaries (R$11.2 million). On the other hand, the effect of non-deductible amortization of goodwill and several other items reduced this benefit to R$30.8 million.

     PROFIT SHARING AND CONTRIBUTIONS

     During the second quarter of 2004, AmBev provisioned, on a consolidated basis, R$24.8 million related to employee profit sharing. AmBev's variable payment is based on the EVA (Economic Value Added) generated by AmBev during the year and is only payable if certain corporate goals are met.

     MINORITY INTEREST

     On a consolidated basis, minority shareholders in AmBev's subsidiaries shared gains of R$2.6 million in the quarter. Gains were due principally to the positive performance of our International Operations.

     NET INCOME

     Net income for our Brazilian Operations reached R$289.7 million in the quarter ended June 30, 2004, up 108% from the same period in 2003. Consolidated net income, which is the basis for the calculation of dividends, reached R$265.1 million in the period, up 106% from the amount reported in the same period in 2003. Consolidated earnings per ADR (based on outstanding shares) were US$2.37 (R$7.22) in the second quarter of 2004, compared to US$1.13 (R$3.38) during the same period in 2003.

-----------------------------------------------------------------------------------------------------------------------
AMBEV - SEGMENT FINANCIAL INFORMATION

                   ----------------------------------------------------------------------------------------------------
                                                             AMBEV BRAZIL
                   ----------------------------------------------------------------------------------------------------
                     BEER BRAZIL                CSD & NANC BRAZIL    OTHER PRODUCTS          TOTAL AMBEV BRAZIL (1)
                       1Q04    1Q03      %     1Q04    1Q03     %       1Q04    1Q03     %      1Q04    1Q03      %
                   ----------------------------------------------------------------------------------------------------
VOLUMES (000 HL)     13,200   14,066   -6.2%   4,635    4,572    1.4%                           17,835   18,638    -4.3%

R$ MILLION
Net Sales           1,533.6  1,417.0    8.2%   342.0    322.5    6.0%    32.9    37.0  -11.3%  1,908.4  1,776.6     7.4%
COGS                 (564.1)  (618.2)  -8.8%  (205.6)  (235.1) -12.6%   (19.9)  (20.5)  -2.7%   (789.6)  (873.8)   -9.6%
Gross Profit          969.5    798.8   21.4%   136.4     87.5   55.9%    12.9    16.5  -21.8%  1,118.8    902.8    23.9%
SG&A                 (459.5)  (341.5)  34.5%   (87.5)   (75.8)  15.4%    (0.7)   (0.6)  18.0%   (547.6)  (417.9)   31.0%
Depr. & Amort.       (132.0)  (123.2)   7.1%   (35.1)   (29.1)  20.7%     0.0     0.0    n.m.   (167.1)  (152.3)    9.7%

% OF NET SALES
Net Sales             100.0%   100.0%          100.0%   100.0%          100.0%  100.0%           100.0%   100.0%
COGS                  -36.8%   -43.6%          -60.1%   -72.9%          -60.6%  -55.3%           -41.4%   -49.2%
Gross Profit           63.2%    56.4%           39.9%    27.1%           39.4%   44.7%            58.6%    50.8%
SG&A                  -30.0%   -24.1%          -25.6%   -23.5%           -2.1%   -1.5%           -28.7%   -23.5%
Depr. & Amort.         -8.6%    -8.7%          -10.3%    -9.0%            0.0%    0.0%            -8.8%    -8.6%

PER HECTOLITER (R$/HL)
Net Sales             116.2     100.7   15.3%    73.8    70.5    4.6%                             107.0    95.3    12.3%
COGS                  (42.7)    (44.0)  -2.8%   (44.4)   51.4) -13.7%                             (44.3)  (46.9)   -5.6%
Gross Profit           73.4      56.8   29.3%    29.4    19.1   53.8%                              62.7    48.4    29.5%
SG&A                  (34.8)    (24.3)  43.4%   (18.9)   16.6)  13.8%                             (30.7)  (22.4)   36.9%
Depr. & Amort.        (10.0)     (8.8)  14.1%    (7.6)   (6.4)  19.1%                              (9.4)   (8.2)   14.6%
------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------
AMBEV - SEGMENT FINANCIAL INFORMATION

                   --------------------------------------------------
                         INTERNATIONAL                  AMBEV
                         OPERATIONS (2)            CONSOLIDATED (3)
                      1Q04    1Q03       %      1Q04    1Q03      %
                   --------------------------------------------------
VOLUMES (000 HL)      7,518    4,135   81.8%  25,353   22,773   11.3%

R$ MILLION
Net Sales             462.1    208.6  121.5% 2,370.5  1,985.2   19.4%
COGS                 (207.6)  (109.2)  90.2%  (997.2)  (982.9)   1.4%
Gross Profit          254.5     99.5  155.8% 1,373.3  1,002.2   37.0%
SG&A                 (138.5)   (85.5)  62.0%  (686.2)  (503.5)  36.3%
Depr. & Amort.        (39.4)   (26.1)  51.3%  (206.5)  (178.4)  15.8%

% OF NET SALES
Net Sales             100.0%   100.0%          100.0%   100.0%
COGS                  -44.9%   -52.3%          -42.1%   -49.5%
Gross Profit           55.1%    47.7%           57.9%    50.5%
SG&A                  -30.0%   -41.0%          -28.9%   -25.4%
Depr. & Amort.         -8.5%   -12.5%           -8.7%    -9.0%

PER HECTOLITER (R$/HL)
Net Sales             104.0    106.1   -1.9%   106.4     96.3   10.4%
COGS                  (46.7)   (55.5) -15.8%   (44.8)   (47.7)  -6.2%
Gross Profit           57.3     50.6   13.3%    61.6     48.6   26.7%
SG&A                  (31.2)   (43.5) -28.3%   (30.8)   (24.4)  26.1%
Depr. & Amort.         (8.9)   (13.3) -33.0%    (9.3)    (8.7)   7.1%
---------------------------------------------------------------------

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

----------------------------------------------------------------------------------------------------------------------------
AMBEV - SEGMENT FINANCIAL INFORMATION

                   ---------------------------------------------------------------------------------------------------------
                                                             AMBEV BRAZIL
                   ---------------------------------------------------------------------------------------------------------
                     BEER BRAZIL                  CSD & NANC BRAZIL    OTHER PRODUCTS             TOTAL AMBEV BRAZIL (1)
                       2Q04    2Q03       %     2Q04    2Q03       %       2Q04    2Q03     %      2Q04    2Q03      %
                   ---------------------------------------------------------------------------------------------------------
VOLUMES (000 HL)     12,148   13,109    -7.3%   4,087    4,348    -6.0%                            16,235   17,457     -7.0%

R$ MILLION
Net Sales           1,425.9  1,321.3     7.9%   315.4    301.2     4.7%    44.2    56.3   -21.4%  1,785.5  1,678.7      6.4%
COGS                 (531.7)  (621.9)  -14.5%  (180.2)  (213.0)  -15.4%   (21.6)  (37.0)  -41.7%   (733.4)  (871.9)   -15.9%
Gross Profit          894.2    699.4    27.8%   135.2     88.1    53.5%    22.7    19.3    17.2%  1,052.1    806.9     30.4%
SG&A                 (496.6)  (356.4)   39.3%   (82.1)   (80.5)    2.0%    (0.8)   (0.6)   27.6%   (579.5)  (437.5)    32.4%
Depr. & Amort.       (127.2)  (125.2)    1.6%   (35.5)   (31.3)   13.3%     0.0     0.0     n.m.   (162.7)  (156.5)     4.0%

% OF NET SALES
Net Sales             100.0%   100.0%           100.0%   100.0%           100.0%  100.0%            100.0%   100.0%
COGS                  -37.3%   -47.1%           -57.1%   -70.7%           -48.8%  -65.7%            -41.1%   -51.9%
Gross Profit           62.7%    52.9%            42.9%    29.3%            51.2%   34.3%             58.9%    48.1%
SG&A                  -34.8%   -27.0%           -26.0%   -26.7%            -1.8%   -1.1%            -32.5%   -26.1%
Depr. & Amort.         -8.9%    -9.5%           -11.3%   -10.4%             0.0%    0.0%             -9.1%    -9.3%

PER HECTOLITER (R$/HL)
Net Sales             117.4    100.8    16.5%    77.2     69.3    11.4%                             110.0     96.2     14.4%
COGS                  (43.8)   (47.4)   -7.7%   (44.1)   (49.0)  -10.0%                             (45.2)   (49.9)    -9.6%
Gross Profit           73.6     53.4    38.0%    33.1     20.3    63.3%                              64.8     46.2     40.2%
SG&A                  (40.9)   (27.2)   50.3%   (20.1)   (18.5)    8.5%                             (35.7)   (25.1)    42.4%
Depr. & Amort.        (10.5)    (9.5)    9.7%    (8.7)    (7.2)   20.6%                             (10.0)    (9.0)    11.8%
----------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------
AMBEV - SEGMENT FINANCIAL INFORMATION

                   ---------------------------------------------------
                         INTERNATIONAL                  AMBEV
                         OPERATIONS (2)            CONSOLIDATED (3)
                      2Q04     2Q03      %      2Q04     2Q03      %
                   ---------------------------------------------------
VOLUMES (000 HL)      5,566    4,223    31.8%  21,801   21,680    0.6%

R$ MILLION
Net Sales             396.3    189.1   109.6% 2,181.7  1,867.8   16.8%
COGS                 (200.2)  (110.4)   81.3%  (933.6)  (982.3)  -5.0%
Gross Profit          196.0     78.6   149.3% 1,248.1    885.5   41.0%
SG&A                 (138.0)   (82.7)   66.9%  (717.5)  (520.2)  37.9%
Depr. & Amort.        (41.8)   (29.1)   43.5%  (204.5)  (185.6)  10.2%

% OF NET SALES
Net Sales             100.0%   100.0%           100.0%   100.0%
COGS                  -50.5%   -58.4%           -42.8%   -52.6%
Gross Profit           49.5%    41.6%            57.2%    47.4%
SG&A                  -34.8%   -43.7%           -32.9%   -27.9%
Depr. & Amort.        -10.5%   -15.4%            -9.4%    -9.9%

PER HECTOLITER (R$/HL)
Net Sales             111.5     99.5    12.1%   110.3     96.5    14.3%
COGS                  (56.4)   (58.1)   -3.1%   (47.2)   (50.7)   -7.0%
Gross Profit           55.2     41.4    33.3%    63.1     45.7    37.9%
SG&A                  (38.8)   (43.5)  -10.8%   (36.3)   (26.9)   34.9%
Depr. & Amort.        (11.8)   (15.3)  -23.3%   (10.3)    (9.6)    7.8%
-------------------------------------------------------------------

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

----------------------------------------------------------------------------------------------------------------------------
AMBEV - SEGMENT FINANCIAL INFORMATION

                                                             AMBEV BRAZIL
                   ---------------------------------------------------------------------------------------------------------
                        BEER BRAZIL               CSD & NANC BRAZIL         OTHER PRODUCTS           TOTAL AMBEV BRAZIL (1)
                       1H04     1H03      %      1H04    1H03     %       1H04   1H03    %       1H04     1H03          %
                   ---------------------------------------------------------------------------------------------------------
VOLUMES (000 HL)     25,348    27,175   -6.7%   8,722   8,920    -2.2%                           34,070     36,095    -5.6%

R$ MILLION
Net Sales           2,959.4   2,738.3    8.1%   657.4   623.7     5.4%   77.1    93.3  -17.4%   3,693.9    3,455.3     6.9%
COGS               (1,095.7) (1,240.1) -11.6%  (385.7) (448.1)  -13.9%  (41.5)  (57.4) -27.8%  (1,522.9)  (1,745.7)  -12.8%
Gross Profit        1,863.7   1,498.2   24.4%   271.6   175.6    54.7%   35.6    35.9   -0.8%   2,170.9    1,709.6    27.0%
SG&A                 (956.1)   (698.0)  37.0%  (169.5) (156.3)    8.5%   (1.5)   (1.2)  23.1%  (1,127.1)    (855.5)   31.8%
Depr. & Amort.       (259.2)   (248.4)   4.3%   (70.6)  (60.4)   16.9%    0.0     0.0    n.m.    (329.8)    (308.8)    6.8%

% OF NET SALES
Net Sales             100.0%    100.0%          100.0%  100.0%          100.0%  100.0%            100.0%     100.0%
COGS                  -37.0%    -45.3%          -58.7%  -71.8%          -53.8%  -61.6%            -41.2%     -50.5%
Gross Profit           63.0%     54.7%           41.3%   28.2%           46.2%   38.4%             58.8%      49.5%
SG&A                  -32.3%    -25.5%          -25.8%  -25.1%           -1.9%   -1.3%            -30.5%     -24.8%
Depr. & Amort.         -8.8%     -9.1%          -10.7%   -9.7%            0.0%    0.0%             -8.9%      -8.9%

PER HECTOLITER (R$/HL)
Net Sales             116.8     100.8   15.9%    75.4    69.9     7.8%                            108.4       95.7    13.3%
COGS                  (43.2)    (45.6)  -5.3%   (44.2)  (50.2)  -12.0%                            (44.7)     (48.4)   -7.6%
Gross Profit           73.5      55.1   33.4%    31.1    19.7    58.2%                             63.7       47.4    34.5%
SG&A                  (37.7)    (25.7)  46.9%   (19.4)  (17.5)   10.9%                            (33.1)     (23.7)   39.6%
Depr. & Amort.        (10.2)     (9.1)  11.8%    (8.1)   (6.8)   19.6%                             (9.7)      (8.6)   13.1%
----------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------
AMBEV - SEGMENT FINANCIAL INFORMATION

                   ------------------------------------------------------
                      INTERNATIONAL                   AMBEV
                      OPERATIONS (2)             CONSOLIDATED (3)
                     1H04      1H03        %       1H04    1H03       %
VOLUMES (000 HL)     13,084     8,358    56.5%   47,154   44,453     6.1%

R$ MILLION
Net Sales             858.4     397.7   115.8%  4,552.2   3,853.0   18.1%
COGS                 (407.9)   (219.6)   85.7% (1,930.8) (1,965.3)  -1.8%
Gross Profit          450.5     178.1   153.0%  2,621.4   1,887.7   38.9%
SG&A                 (276.6)   (168.2)   64.4% (1,403.6) (1,023.7)  37.1%
Depr. & Amort.        (81.2)    (55.2)   47.2%   (411.0)   (364.0)  12.9%

% OF NET SALES
Net Sales             100.0%    100.0%            100.0%   100.0%
COGS                  -47.5%    -55.2%            -42.4%   -51.0%
Gross Profit           52.5%     44.8%             57.6%    49.0%
SG&A                  -32.2%    -42.3%            -30.8%   -26.6%
Depr. & Amort.         -9.5%    -13.9%             -9.0%    -9.4%

PER HECTOLITER (R$/HL)
Net Sales             107.4     102.9    4.4%     108.2     96.4    12.2%
COGS                  (51.0)    (56.8) -10.2%     (45.9)   (49.2)   -6.7%
Gross Profit           56.3      46.1   22.3%      62.3     47.2    31.9%
SG&A                  (34.6)    (43.5) -20.5%     (33.4)   (25.6)   30.3%
Depr. & Amort.        (10.2)    (14.3) -28.8%      (9.8)    (9.1)    7.3%
-------------------------------------------------------------------
Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

--------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                  AMBEV
                                                              CONSOLIDATED
R$ 000                                                            1Q04
--------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   NET INCOME                                                      305,010
   ADJUSTMENTS TO RECONCILE NET INCOME
     TO CASH PROVIDED BY OPERATING ACTIVITIES
      Non-cash Expenses (Income)
        Depreciation and amortization                              206,481
        Contingencies and liabilites associated with
          tax disputes, including interest                          29,453
        Financial charges on contingencies                          11,488
        (Gain) loss on disposal of PP&E, net                        31,435
        Financial charges on stock option plan                     (10,667)
        Financial charges on taxes and contributions                (1,766)
        Equity income                                                  901
        Financial charges on long-term debt                        194,893
        Provision for losses in inventory and other assets         (10,737)
        Deferred income tax (benefit) expense                       (3,888)
        Foreign exchange holding effect on assets abroad           (39,608)
        Forex variations and unrealized gains on marketable
          securities                                                (5,162)
        Gains on participation on related companies                 13,933
        Amortization of goodwill                                    64,302
        Minority interest                                            6,354
   (INCREASE) DECREASE IN ASSETS
     Trade accounts receivable                                     275,163
     Sales taxes recoverable                                        17,789
     Inventories                                                    18,507
     Prepaid expenses                                               10,264
     Receivables and other                                         (56,227)
   (DECREASE) INCREASE IN LIABILITES
     Suppliers                                                    (302,774)
     Payroll, profit sharing and related charges                    31,443
     Income tax, social contribution, and other taxes payable      (96,816)
     Cash used for contingencies and legal proceedings             (21,615)
     Other                                                        (175,343)
                                                              ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                          492,812

CASH FLOWS FROM INVESTING ACTIVITES
   Proceeds on disposal of property, plant and equipment            15,193
   Marketable securities withdrawn                                 314,391
   Collateral securities and deposits                               19,234
   Quinsa's share buyback program                                  (26,760)
   Investments in afffiliated companies                           (121,722)
   Property, plant and equipment                                  (130,108)
   Payment for deferred asset                                      (16,454)
                                                              ------------

NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES                    53,775

CASH FLOWS FROM FINANCING ACTIVITES
   Advances to employees for purchase of shares                     18,776
   Dividends, interest distribution and capital decrease paid     (278,061)
   Repurchase of shares in treasury                               (161,221)
   Payments received in advance for future capital increase          9,030
   Premium received from the sale of put options                     2,581
   Increase in debt                                                706,917
   Payment of debt                                                (698,182)
   Increase in paid-in capital / Variation in minority
     interest                                                        3,372
                                                              ------------

NET CASH PROVIDED (USED) IN FINANCING ACTIVITIES                 (396,788)

FOREIGN EXCHANGE VARIATIONS ON CASH                                 1,597

SUBTOTAL                                                          151,396
--------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                  1,196,103
Cash and cash equivalents, end of period                        1,347,499
NET INCREASE IN CASH AND CASH EQUIVALENTS                         151,396
--------------------------------------------------------------------------
Note: Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

--------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                 AMBEV
                                                              CONSOLIDATED
R$ 000                                                            2Q04
--------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   NET INCOME                                                      265,061
   ADJUSTMENTS TO RECONCILE NET INCOME
     TO CASH PROVIDED BY OPERATING ACTIVITIES
      Non-cash Expenses (Income)
        Depreciation and amortization                              204,485
        Contingencies and liabilites associated with
          tax disputes, including interest                          19,784
        Financial charges on contingencies                          11,707
        (Gain) loss on disposal of PP&E, net                        32,943
        Financial charges on stock option plan                     (13,483)
        Financial charges on taxes and contributions                  (401)
        Equity income                                               (1,224)
        Financial charges on long-term debt                        395,476
        Provision for losses in inventory and other Assets          (2,177)
        Deferred income tax (benefit) expense                      (25,644)
        Foreign exchange holding effect on assets abroad           (65,889)
        Forex variations and unrealized gains on marketable
          securities                                               (34,288)
        (Gains) losses on participation on related companies        19,433
        Amortization of goodwill                                    70,552
        Minority interest                                            2,628
   (INCREASE) DECREASE IN ASSETS
     Trade accounts receivable                                      13,198
     Sales taxes recoverable                                       (23,795)
     Inventories                                                    72,377
     Prepaid expenses                                              (28,009)
     Receivables and other                                           9,536
   (DECREASE) INCREASE IN LIABILITES
     Suppliers                                                     (85,730)
     Payroll, profit sharing and related charges                    50,239
     Income tax, social contribution, and other taxes payable       (6,008)
     Cash used for contingencies and legal proceedings             (13,702)
     Other                                                         (38,186)
                                                              ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                          828,885

CASH FLOWS FROM INVESTING ACTIVITES
   Proceeds on disposal of property, plant and equipment             5,290
   Marketable securities withdrawn (investment)                    (76,777)
   Collateral securities and deposits                               (2,348)
   Quinsa's share buyback program                                  (23,747)
   Investments in affiliated companies                              (6,623)
   Property, plant and equipment                                  (229,026)
   Payment for deferred asset                                      (28,801)
                                                              ------------

NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES                  (362,033)

CASH FLOWS FROM FINANCING ACTIVITES
   Advances to employees for purchase of shares                     29,718
   Dividends, interest distribution and capital decrease paid      (13,265)
   Repurchase of shares in treasury                               (568,857)
   Payments received in advance for future capital increase            -
   Premium received from the sale of put options                       -
   Increase in debt                                                973,859
   Payment of debt                                              (1,205,002)
   Increase in paid-in capital / Variation in minority
     interest                                                       (1,673)
                                                              ------------

NET CASH PROVIDED (USED) IN FINANCING ACTIVITIES                 (785,220)

FOREIGN EXCHANGE VARIATIONS ON CASH                                   102

SUBTOTAL                                                         (318,267)
--------------------------------------------------------------------------

Cash and cash equivalents, beginning of period                  1,347,499
Cash and cash equivalents, end of period                        1,029,232
NET INCREASE IN CASH AND CASH EQUIVALENTS                        (318,267)
--------------------------------------------------------------------------
Note: Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT
                                           --------------------------------------------------------------------------------
                                                        AMBEV BRAZIL                               AMBEV CONSOLIDATED
                                           --------------------------------------------------------------------------------
CORPORATE LAW                                     1Q04          1Q03         %           1Q04            1Q03          %
R$ 000
                                           --------------------------------------------------------------------------------

Net Sales                                       1,908,383    1,776,569       7.4%      2,370,493      1,985,193      19.4%
Cost of Goods Sold                               (789,566)    (873,788)     -9.6%       (997,197)      (982,946)      1.4%
GROSS PROFIT                                    1,118,817      902,781      23.9%      1,373,296      1,002,246      37.0%
Gross Margin (%)                                     58.6%        50.8%                     57.9%          50.5%

   Selling and Marketing Expenses                (182,192)    (122,242)     49.0%       (259,311)      (166,811)     55.5%
      % of sales                                      9.5%         6.9%                     10.9%           8.4%
   Direct Distribution Expenses                  (172,690)    (131,367)     31.5%       (190,644)      (142,989)     33.3%
      % of sales                                      9.0%         7.4%                      8.0%           7.2%
   General & Administrative                       (89,873)     (81,575)     10.2%       (117,519)       (98,997)     18.7%
      % of sales                                      4.7%         4.6%                      5.0%           5.0%
   Depreciation & Amortization                   (102,882)     (82,737)     24.3%       (118,708)       (94,708)     25.3%
TOTAL SG&A                                       (547,637)    (417,921)     31.0%       (686,182)      (503,507)     36.3%
      % of sales                                     28.7%        23.5%                     28.9%          25.4%

Provisions, Net                                   (29,294)     (18,305)     60.0%        (29,453)       (26,005)     13.3%
Other Operating (Expense)                           1,469      (77,015)      n.m.         (4,197)       (55,273)    -92.4%
Equity Income                                           -            -       n.m.           (901)        (1,824)    -50.6%
   Interest Expense                              (301,495)     (38,184)    689.6%       (328,661)       (49,985)    557.5%
   Interest Income                                101,590      395,942     -74.3%        112,848        431,165     -73.8%
Net Interest Income (Expense)                    (199,905)     357,758       n.m.       (215,814)       381,180       n.m.
Non-Operating Income (Expense)                    (21,591)     (16,312)     32.4%        (16,289)       (16,420)     -0.8%
INCOME BEFORE TAXES                               321,858      730,985     -56.0%        420,461        780,397     -46.1%
Provision for Income Tax/Social Contrib.          (44,523)    (246,285)    -81.9%        (78,950)      (252,376)    -68.7%
Provision for Profit Sharing & Bonuses            (27,684)     (11,031)    151.0%        (30,147)       (11,031)    173.3%
Minority Interest                                  (1,217)      (6,114)    -80.1%         (6,354)        (8,028)    -20.8%

NET INCOME                                        248,435      467,556     -46.9%        305,010        508,962     -40.1%
      % of sales                                     13.0%        26.3%                     12.9%          25.6%

Depreciation and Amortization                     167,053      152,315       9.7%        206,481        178,378      15.8%
---------------------------------------------------------------------------------------------------------------------------
Notes: Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.


---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT
                                           --------------------------------------------------------------------------------
                                                        AMBEV BRAZIL                               AMBEV CONSOLIDATED
                                           --------------------------------------------------------------------------------
CORPORATE LAW                                     2Q04          2Q03         %           2Q04            2Q03          %
R$ 000
                                           --------------------------------------------------------------------------------

Net Sales                                       1,785,473    1,678,732       6.4%      2,181,728      1,867,792      16.8%
Cost of Goods Sold                               (733,382)    (871,863)    -15.9%       (933,627)      (982,305)     -5.0%
GROSS PROFIT                                    1,052,091      806,869      30.4%      1,248,101        885,488      41.0%
Gross Margin (%)                                     58.9%        48.1%                     57.2%          47.4%

   Selling and Marketing Expenses                (202,792)    (122,219)     65.9%       (270,082)      (167,635)     61.1%
      % of sales                                     11.4%         7.3%                     12.4%           9.0%
   Direct Distribution Expenses                  (174,333)    (137,215)     27.1%       (195,746)      (147,503)     32.7%
      % of sales                                      9.8%         8.2%                      9.0%           7.9%
   General & Administrative                       (95,337)     (89,437)      6.6%       (127,577)      (103,258)     23.6%
      % of sales                                      5.3%         5.3%                      5.8%           5.5%
   Depreciation & Amortization                   (106,999)     (88,663)     20.7%       (124,065)      (101,849)     21.8%
TOTAL SG&A                                       (579,461)    (437,534)     32.4%       (717,470)      (520,246)     37.9%
      % of sales                                     32.5%        26.1%                     32.9%          27.9%

Provisions, Net                                   (19,155)     (26,792)    -28.5%        (19,784)       (26,792)    -26.2%
Other Operating (Expense)                          51,437     (151,655)      n.m.         19,743       (153,103)      n.m.
Equity Income                                           -            -       n.m.          1,224            298     311.2%
   Interest Expense                              (508,784)      67,616       n.m.       (531,556)        53,552       n.m.
   Interest Income                                335,469      (50,726)      n.m.        330,249        (28,627)      n.m.
Net Interest Income (Expense)                    (173,315)      16,890       n.m.       (201,307)        24,925       n.m.
Non-Operating Income (Expense)                    (24,924)        (819)   2942.0%        (26,179)       (11,891)    120.2%
INCOME BEFORE TAXES                               306,672      206,959      48.2%        304,328        198,679      53.2%
Provision for Income Tax/Social Contrib.            5,444      (79,750)      n.m.        (11,861)       (79,676)    -85.1%
Provision for Profit Sharing & Bonuses            (23,152)       2,511       n.m.        (24,778)         2,511       n.m.
Minority Interest                                     740        9,820     -92.5%         (2,628)         6,994       n.m.

NET INCOME                                        289,705      139,541     107.6%        265,061        128,508     106.3%
      % of sales                                     16.2%         8.3%                     12.1%           6.9%

Depreciation and Amortization                     162,721      156,529       4.0%        204,486        185,631      10.2%
---------------------------------------------------------------------------------------------------------------------------
Notes: Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.


---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT
                                           --------------------------------------------------------------------------------
                                                        AMBEV BRAZIL                               AMBEV CONSOLIDATED
                                           --------------------------------------------------------------------------------
CORPORATE LAW                                     1H04          1H03         %           1H04            1H03          %
R$ 000
                                           --------------------------------------------------------------------------------

Net Sales                                       3,693,857    3,455,301       6.9%      4,552,221      3,852,985      18.1%
Cost of Goods Sold                             (1,522,949)  (1,745,651)    -12.8%     (1,930,824)    (1,965,251)     -1.8%
GROSS PROFIT                                    2,170,908    1,709,650      27.0%      2,621,397      1,887,734      38.9%
Gross Margin (%)                                     58.8%        49.5%                     57.6%          49.0%      17.5%

   Selling and Marketing Expenses                (384,984)    (244,461)     57.5%       (529,393)      (334,447)     58.3%
      % of sales                                     10.4%         7.1%                     11.6%           8.7%
   Direct Distribution Expenses                  (347,023)    (268,583)     29.2%       (386,390)      (290,493)     33.0%
      % of sales                                      9.4%         7.8%                      8.5%           7.5%
   General & Administrative                      (185,210)    (171,012)      8.3%       (245,096)      (202,255)     21.2%
      % of sales                                      5.0%         4.9%                      5.4%           5.2%
   Depreciation & Amortization                   (209,881)    (171,400)     22.5%       (242,773)      (196,558)     23.5%
TOTAL SG&A                                     (1,127,099)    (855,455)     31.8%     (1,403,652)    (1,023,752)     37.1%
      % of sales                                     30.5%        24.8%                     30.8%          26.6%

Provisions, Net                                   (48,449)     (45,097)      7.4%        (49,237)       (52,797)     -6.7%
Other Operating (Expense)                          52,906     (228,670)      n.m.         15,546       (208,376)      n.m.
Equity Income                                           -            -       n.m.            322         (1,526)      n.m.
   Interest Expense                              (810,279)      29,432       n.m.       (860,218)         3,567       n.m.
   Interest Income                                437,059      345,215      26.6%        443,097        402,537      10.1%
Net Interest Income (Expense)                    (373,220)     374,648       n.m.       (417,121)       406,105       n.m.
Non-Operating Income (Expense)                    (46,515)     (17,132)    171.5%        (42,468)       (28,311)     50.0%
INCOME BEFORE TAXES                               628,531      937,944     -33.0%        724,789        979,076     -26.0%
Provision for Income Tax/Social Contrib.          (39,079)    (326,034)    -88.0%        (90,811)      (332,052)    -72.7%
Provision for Profit Sharing & Bonuses            (50,836)      (8,520)    496.7%        (54,925)        (8,520)    544.7%
Minority Interest                                    (476)       3,707       n.m.         (8,982)        (1,033)    769.3%

NET INCOME                                        538,139      607,096     -11.4%        570,071        637,471     -10.6%
      % of sales                                     14.6%        17.6%                     12.5%          16.5%

Depreciation and Amortization                     329,774      308,844       6.8%        410,966        364,010      12.9%
---------------------------------------------------------------------------------------------------------------------------
Notes: Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.


------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET

                                                  ----------------------------------------------------------------------
                                                            AMBEV BRAZIL                          AMBEV
CORPORATE LAW                                                                                  CONSOLIDATED
R$000                                                 MAR 2004         DEC 2003          MAR 2004         DEC 2003
------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                     1,176,501         1,135,531        1,347,499         1,196,103
Marketable Securities                                    1,157,009         1,180,398        1,162,920         1,337,783
Non-realized gains with Derivatives                        107,059           259,000          107,059           259,000
Accounts Receivable                                        339,947           612,685          440,691           725,715
Inventory                                                  754,211           774,033          966,169           954,611
Recoverable Taxes                                          346,640           729,994          406,407           771,327
Accounts in Advance                                         12,829            13,584           34,905            17,837
Prepaid Expenses                                           108,884           119,205          110,724           119,353
Other                                                      108,333            65,147          151,804           118,743
                                                  ----------------------------------------------------------------------
TOTAL CURRENT ASSETS                                     4,111,415         4,889,577        4,728,178         5,500,473

Recoverable Taxes                                        2,066,895         2,042,029        2,177,406         2,180,189
Receivable from Employees/Financed Shares                  226,344           234,677          226,573           234,677
Deposits/Other                                             698,382           687,235          791,930           777,775
                                                  ----------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                                   2,991,620         2,963,940        3,195,909         3,192,641

Investments                                              2,434,091         2,242,021        1,840,874         1,711,374
Property, Plant & Equipment                              2,873,116         3,025,861        4,181,164         4,166,305
Deferred                                                   224,685           203,853          255,530           259,327
                                                  ----------------------------------------------------------------------
TOTAL PERMANENT ASSETS                                   5,531,891         5,471,735        6,277,568         6,137,006

                                                  ----------------------------------------------------------------------
TOTAL ASSETS                                            12,634,926        13,325,253       14,201,654        14,830,119
                                                  ======================================================================


LIABILITIES
Short-Term Debt                                          1,864,266         1,598,206        2,229,154         1,976,059
Accounts Payable                                           291,352           562,294          518,986           800,483
Sales & Other Taxes Payable                                501,652           698,367          563,369           763,723
Dividend Payable                                           118,108           291,900          119,806           291,900
Salaries & Profit Sharing Payable                          114,737            80,452          110,616           105,646
Income Tax, Social Contribution, & Other                    69,542           525,113           93,317           538,622
Other                                                      261,287           197,773          341,303           243,611
                                                  ----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                3,220,945         3,954,104        3,976,551         4,720,044

Long-Term Debt                                           3,639,668         3,629,559        4,007,253         4,004,335
Income Tax & Social Contribution                            22,453            22,453           23,059            26,161
Deferred Sales Tax (ICMS)                                  215,215           231,788          215,215           231,788
Provision for Contingencies                              1,218,121         1,202,344        1,270,240         1,232,866
Pension Funds Provision                                     74,294            72,893           74,294            72,893
Other                                                       14,318             5,193           45,849            37,419
                                                  ----------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                              5,184,070         5,164,230        5,635,911         5,605,463

TOTAL LIABILITIES                                        8,405,015         9,118,334        9,612,462        10,325,507

MINORITY INTEREST                                          144,578           112,284          238,920           196,434

Paid in Capital                                          3,019,133         3,051,951        3,124,059         3,124,059
Reserves and Treasury shares                               865,505         1,042,683        1,025,518         1,184,119
Retained Earnings                                          200,695                 -          200,696                 -
                                                  ----------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                     4,085,333         4,094,634        4,350,272         4,308,178

                                                  ----------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                12,634,926        13,325,253       14,201,654        14,830,119
------------------------------------------------------------------------------------------------------------------------
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
                                                  ----------------------------------------------------------------------
                                                            AMBEV BRAZIL                          AMBEV
CORPORATE LAW                                                                                  CONSOLIDATED
R$000                                                 JUN 2004         MAR 2004          JUN 2004         MAR 2004
------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                       805,003         1,176,501        1,029,232         1,347,499
Marketable Securities                                    1,190,144         1,157,009        1,205,062         1,162,920
Non-realized gains with Derivatives                        178,662           107,059          178,662           107,059
Accounts Receivable                                        235,822           339,947          420,777           440,691
Inventory                                                  694,742           754,211          903,525           966,169
Recoverable Taxes                                          369,930           346,640          437,004           406,407
Accounts in Advance                                         14,806            12,829           37,722            34,905
Prepaid Expenses                                           139,150           108,884          141,440           110,724
Other                                                       90,923           108,333          143,723           151,804
                                                  ----------------------------------------------------------------------
TOTAL CURRENT ASSETS                                     3,719,182         4,111,415        4,497,147         4,728,178

Recoverable Taxes                                        2,134,067         2,066,895        1,903,362         2,177,406
Receivable from Employees/Financed Shares                  211,487           226,344          212,402           226,573
Deposits/Other                                             727,389           698,382        1,168,856           791,930
                                                  ----------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                                   3,072,943         2,991,620        3,284,620         3,195,909

Investments                                              2,422,439         2,434,091        1,806,266         1,840,874
Property, Plant & Equipment                              2,811,284         2,873,116        4,275,847         4,181,164
Deferred                                                   233,693           224,685          263,527           255,530
                                                  ----------------------------------------------------------------------
TOTAL PERMANENT ASSETS                                   5,467,416         5,531,891        6,345,640         6,277,568

                                                  ----------------------------------------------------------------------
TOTAL ASSETS                                            12,259,541        12,634,926       14,127,407        14,201,654
                                                  ======================================================================


LIABILITIES
Short-Term Debt                                          1,776,547         1,864,266        2,267,464         2,229,154
Accounts Payable                                           132,062           291,352          462,742           518,986
Sales & Other Taxes Payable                                460,063           501,652          506,261           563,369
Dividend Payable                                           215,666           118,108          227,287           119,806
Salaries & Profit Sharing Payable                          161,717           114,737          138,899           110,616
Income Tax, Social Contribution, & Other                    87,813            69,542          113,915            93,317
Other                                                      200,889           261,287          311,126           341,303
                                                  ----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                3,034,757         3,220,945        4,027,694         3,976,551

Long-Term Debt                                           3,776,259         3,639,668        4,204,076         4,007,253
Income Tax & Social Contribution                            22,453            22,453           23,261            23,059
Deferred Sales Tax (ICMS)                                  231,868           215,215          231,868           215,215
Provision for Contingencies                              1,271,383         1,218,121        1,282,368         1,270,240
Pension Funds Provision                                     75,717            74,294           75,717            74,294
Other                                                        4,075            14,318           76,815            45,849
                                                  ----------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                              5,381,755         5,184,070        5,894,105         5,635,911

TOTAL LIABILITIES                                        8,416,512         8,405,015        9,921,800         9,612,462

MINORITY INTEREST                                          151,139           144,578          239,326           238,920

Paid in Capital                                          3,030,843         3,019,133        3,142,055         3,124,059
Reserves and Treasury shares                               293,482           865,505          456,661         1,025,518
Retained Earnings                                          367,565           200,695          367,566           200,696
                                                  ----------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                     3,691,890         4,085,333        3,966,282         4,350,272

                                                  ----------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                12,259,541        12,634,926       14,127,407        14,201,654
------------------------------------------------------------------------------------------------------------------------
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

Exhibit List

    15.2       DTT Awareness Letter
    99.1       Second Quarter Interim Financial Statements

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Date: August 17, 2004

                        COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                        By:      /s/  Pedro de Arbreu Mariani
                            ---------------------------------------
                            GENERAL COUNSEL
                            PEDRO DE ARBREU MARIANI